SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-8978

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

LONGS DRUG STORES CORPORATION

141 North Civic Drive, Walnut Creek, California, 94596

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

All other schedules required by Section 2520.103 – 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as they are not applicable.

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

Trustees and Participants of

Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Longs Drug Stores California, Inc. Employee Savings and Profit-Sharing Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule as of December 31, 2003 listed in the table of contents is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

San Francisco, CA

June 25, 2004

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
Assets
Investments at fair value:
Mutual funds	$289,209,556	$227,882,197
Common stock of Longs Drug Stores Corporation	179,351,318	153,205,657
Investment in collective trust	156,493,710	157,144,778
Loans to participants	30,622,951	31,773,443

Total investments at fair value	655,677,535	570,006,075
Cash	1,144,698	526,540
Interest, dividends and other receivables	1,014,923	1,039,814

Net Assets Available for Benefits	$657,837,156	$571,572,429

See notes to financial statements.

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	2003	2002
Contributions:
Employee contributions	$34,726,818	$34,549,357
Employer contributions	8,139,143	7,929,050

Total contributions	42,865,961	42,478,407

Investment income (loss):
Dividends and interest	17,641,030	18,926,656
Net appreciation (depreciation) in fair value of investments	86,926,970	(74,682,335)

Net investment income (loss)	104,568,000	(55,755,679)

Benefits paid to participants	(61,286,211)	(40,872,202)
Other	116,977	69,801

Net increase (decrease)	86,264,727	(54,079,673)
Net assets, beginning of year	571,572,429	625,652,102

Net assets, end of year	$657,837,156	$571,572,429

See notes to financial statements.

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1. Plan description

The following description of the Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan for employees of Longs Drug Stores California, Inc., a wholly owned subsidiary of Longs Drug Stores Corporation (collectively referred to as “Longs”, the “Company” or “Sponsor”). Employees are eligible for membership in the Plan on their first day of employment with Longs. The Administrative Committee manages the operation and administration of the Plan, subject to oversight by the Compensation Committee of the Board of Directors of the Company. Employees covered by a collective bargaining agreement are not eligible to participate in the Plan unless provided by the collective bargaining agreement. Merrill Lynch serves as the Plan’s trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employee Contributions - Participants may elect to have from 1% to 50% of their compensation withheld, subject to certain Internal Revenue Code limitations, and may invest such contributions in any of the Plan’s investment options. Participants who are in the highly compensated group (as defined) are restricted to a contribution of 9% or less.

Matching Contributions - For 2003 and 2002, Longs’ Board of Directors declared an average annual company match of 25 cents for each $1 of participant contributions to the Plan up to a maximum of $2,000 per participant. Matching contributions are generally made in Longs stock.

Profit Sharing Contributions - Annual profit sharing contributions are determined by Longs’ Board of Directors based on the Company’s earnings. In order to receive a profit sharing contribution, a participant must be employed by Longs as of the end of the Plan year, must have contributed to the Plan and have received matching contributions during the Plan year, and must not receive, or consent to receive, a distribution from the Plan as a result of termination of employment during the Plan year. Contributions, which may be made in any combination of cash or Longs stock, are allocated to participants in proportion to their matching contributions.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of Company contributions, Plan earnings and forfeitures of terminated employees’ non-vested accounts, as permitted by the Plan, and charged with withdrawals and an allocation of Plan losses. Plan earnings and losses are allocated based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are always 100% vested in their pre-tax contributions and matching contributions (each adjusted for any investment gains or losses). Starting with 2003 contributions, all participants are 100% vested in the Longs profit sharing contributions.

For Longs profit sharing contributions prior to 2003, participants are vested based on their years of service. A year of service is defined as a Plan year in which a participant works at least 1,000 hours. Participant accounts vest incrementally (30% after third year of service, 60% after fourth year of service, 100% after fifth year of service) or upon attaining normal retirement age, death or total disability.

Vested account balances are payable in a lump sum. Upon termination, the nonvested portion of a participant’s account is forfeited and is transferred to the forfeiture account. At Longs’ discretion, any portion of forfeited amounts may be used, in the year of forfeiture or in any later Plan year, (1) to reduce Longs’ matching contribution or (2) to be allocated to active participant accounts in addition to Longs’ contribution. In 2003 and 2002, $816,122 and $571,431 of previously forfeited amounts were allocated to active participant accounts in addition to Longs’ contribution. Longs or the Plan must reinstate any forfeited amounts reclaimed by a participant who is re-employed before a five-year break in service and who repays the vested account balance distributed upon termination.

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Investment Options – Participants may elect to direct contributions or investment balances within the investments listed below. The following is a brief explanation of each fund’s investment objectives, as described by the fund’s current prospectus:

•	The Longs Stock Fund holds Longs common stock.

•	The Merrill Lynch Retirement Preservation Trust Fund invests in guaranteed investment contracts, U.S. government securities and obligations, and money market securities.

•	The Washington Mutual Investors Fund invests primarily in a portfolio of common stocks and convertible securities.

•	The Bond Fund of America holds investments in marketable fixed income debt securities, government obligations, and money market funds.

•	The Merrill Lynch Small Cap Value Fund invests in securities of relatively small market-capitalization companies believed to have special investment value and emerging growth companies.

•	The Merrill Lynch S&P 500 Index Fund invests in all, or nearly all, 500 stocks in the Standard & Poor’s 500 Composite.

•	The AIM Equity Constellation Fund is an aggressive growth mutual fund that primarily invests in equity securities of small-to-medium-size companies.

•	The Oppenheimer Capital Appreciation Fund is a growth fund that primarily invests in equity securities selected for their long term growth potential.

•	The AIM Charter Fund invests primarily in dividend-paying common stocks that have prospects for both growth of capital and dividend income.

•	The Templeton Growth Fund is a global mutual fund that invests primarily in domestic and foreign equity securities.

•	The Franklin Small Mid Cap Growth Fund invests primarily in equity securities of small market-capitalization companies.

•	The Munder NetNet Fund invests primarily in equity securities of companies engaged in Internet- or Intranet-related businesses.

•	The AIM International Growth Fund invests primarily in marketable equity securities of foreign companies that are listed on a recognized foreign securities exchange or traded on the over-the-counter market.

•	The BGI Lifepath Funds are designed to reduce risk over the long term as the target date approaches. Over time, the Funds generally reduce investments in stocks and increase investments in bonds and money market instruments.

•	The Hotchkis and Wiley Mid Cap Value Fund invests primarily in equity securities of domestic companies with market capitalizations of $750 million to $5 billion.

•	The Fidelity Advisor Small Cap Fund primarily invests in equity securities of small market-capitalization companies.

•	The Merrill Lynch Large Cap Growth Fund primarily invests in a diversified portfolio of equity securities of large market-capitalization companies located in the United States believed to have good prospects for earnings growth.

Investment options may change periodically at the discretion of the Administrative Committee of the Plan.

Participants who have attained the age of 50 or will attain the age of 50 during the Plan year may elect quarterly to transfer 1% or more of their profit sharing portion of the Longs Stock Fund to the various mutual funds.

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits - Benefits are normally payable when employment with Longs ends because of termination of employment. Participants whose account balances are less than $5,000 are required to receive the vested interest in their account in a lump-sum amount. Participants whose accounts exceed $5,000 are entitled to choose among alternative forms of lump-sum distributions, as described in the Plan document, including roll-over distributions and in-kind distributions of Longs stock, or may elect to keep their account balances in the Plan.

Participant Loans - Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000 or 50 percent of their non-forfeitable account balance attributed to deferred salary contributions, catch up contributions, matching contributions, and rollover contributions, whichever is less. Participants may have up to two loans outstanding at any time. Loan payments are automatically deducted from each paycheck and reinvested in the same manner as contributions. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator.

2. Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments in the collective trust fund are valued at contract value, which approximates fair value. Other securities are stated at their quoted market values. Participant loans are valued at the outstanding loan balance. Investment purchases and sales are recorded as of the trade date. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses including audit, legal, investment advisors, trustee, and administrative costs are paid by Longs.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in fair market value of investments for such investments.

Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for investment options in funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate, credit risk, economic changes and overall market volatility. Due to the level of risks involved with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

3. Investments

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2003	2002
Common stock of Longs Drug Stores, 7,249,447 and 7,386,965 shares, respectively	$179,351,318	$153,205,657
Merrill Lynch Retirement Preservation Trust Fund, 156,493,710 and 157,144,778 shares, respectively	156,493,710	157,144,778
Washington Mutual Investors Fund, 3,048,493 and 2,746,717 shares, respectively	87,735,976	64,575,311
Bond Fund of America, 2,844,625 and 2,091,284 shares respectively	38,431,179	26,559,309

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Common Stock - Longs	$31,215,484	$(19,076,225)
Mutual funds	55,711,486	(55,606,110)

Total	$86,926,970	$(74,682,335)

4. Nonparticipant Directed Investments

Information about the investments at fair value and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

	December 31,
	2003	2002
Investments at fair value:
Common stock of Longs Drug Stores Corporation	$99,927,994	$81,012,123

	2003	2002
Changes in net assets:
Contributions	$9,341,087	$12,978,154
Dividends	2,287,284	2,115,269
Benefits paid to participants	(6,179,473)	(6,617,673)
Net appreciation (depreciation) in fair value of investments	17,464,452	(10,697,707)
Transfers to participant-directed investments	(3,997,479)	(2,626,324)

Total	$18,915,871	$(4,848,281)

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

5. Due to Participants Who Have Withdrawn

Net assets include amounts allocated to participants who have withdrawn from the Plan on or before the Plan’s year-end. Such amounts to be distributed were $12,282,217 at December 31, 2003 and $8,046,614 at December 31, 2002.

6. Related Party Transactions

Certain Plan investments are shares of mutual funds or a collective trust managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan held the following shares of common stock of Longs Drug Stores Corporation, the sponsoring employer:

	December 31,
	2003	2002
Common stock shares	7,249,447	7,386,965
Cost basis	$148,385,772	$174,461,425

During the year ended December 31, 2003, the Plan recorded dividend income from Longs common stock of $4,235,921.

7. Plan Termination

Although it has not expressed any intent to do so, Longs has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Termination of the Plan would result in full vesting of participant accounts and distribution of Plan assets to participants.

8. Federal Income Tax Status

The Plan obtained its latest determination letter on February 6, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Sponsor, the Plan administrator, and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2003. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

FORM 5500, SCHEDULE H PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

	Description of Investments	Shares	Cost	Fair Value
*	Longs Common Stock	7,249,447	$148,385,772	$179,351,318
	Participant Loans - 4,189 loans to participants with interest rates between 2.0% and 10.0% maturing through November 2013	n/a	30,622,951	30,622,951

	Collective Fund:
*	Merrill Lynch Retirement Preservation Trust Fund	156,493,710	156,493,710	156,493,710

	Registered Investment Companies:
	Washington Mutual Investors Fund	3,048,493	74,130,466	87,735,976
	Bond Fund of America	2,844,625	36,930,490	38,431,179
*	Merrill Lynch Small Cap Value Fund	1,098,502	21,583,150	28,308,386
*	Merrill Lynch S&P 500 Index Fund	1,851,375	22,195,904	25,252,797
	AIM Equity Constellation Fund	1,020,334	17,162,826	21,947,382
	Oppenheimer Capital Appreciation Fund	534,478	16,556,680	20,695,000
	AIM Charter Fund	1,437,387	13,881,713	17,090,531
	Templeton Growth Fund	781,227	12,944,084	16,147,972
	Franklin Small Mid Cap Growth Fund	475,437	11,336,530	14,367,712
	Munder NetNet Fund	461,396	6,382,058	7,733,004
	AIM International Growth Fund	324,674	4,264,752	5,295,432
	BGI Lifepath 2010 Fund	141,382	1,547,002	1,738,996
	BGI Lifepath 2040 Fund	94,720	1,208,145	1,465,314
	BGI Lifepath 2020 Fund	89,643	1,118,966	1,266,654
	BGI Lifepath 2030 Fund	58,478	700,083	826,289
	BGI Lifepath Income Fund	69,277	708,183	764,121
	Hotchkis and Wiley Mid Cap Value Fund	4,194	94,270	94,195
	Fidelity Advisor Small Cap Fund	2,010	40,181	40,088
*	Merrill Lynch Large Cap Growth Fund	1,037	8,528	8,528

	TOTAL INVESTMENTS		$578,296,444	$655,677,535

*	Managed by a party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LONGS DRUG STORES CALIFORNIA, INC.
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Date: June 28, 2004	/s/ LINDA M. WATT
Linda M. Watt
Senior Vice President, Human Resources

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23	Consent of Independent Registered Public Accounting Firm

Exhibit 99.1	Amendments to the Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan, effective as of January 1, 2002

Exhibit 99.2	Amendment to the Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan, effective as of January 1, 2003

Exhibit 99.3	Amendment to the Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan, effective as of January 1, 2003